**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated March 19, 2015

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F X**      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __      **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __      **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __      **No X**

Enclosure: Press release **Purchase of Shares by Executive Director**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

**19 March 2015**

# NEWS RELEASE

**DEALINGS IN SECURITIES BY AN EXECUTIVE DIRECTOR OF ANGLOGOLD ASHANTI LIMITED ("AngloGold Ashanti")**

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that an executive director of the Company purchased AngloGold Ashanti shares, after receiving clearance to do so as required by the JSE Listings Requirement 3.66. The transaction was pursuant to a Co-Investment Plan (CIP) for the Company's executives.

In terms of the CIP, executives are allowed to apply up to 50% of their after tax cash bonus to purchase AngloGold Ashanti ordinary shares.  The Company then matches their investment at 150% through an on-market purchase of shares, with vesting over a two-year period in two equal tranches; the first vesting date being the anniversary of the date on which the executive purchased the shares and the second vesting date being the second anniversary of the date on which the executive purchased the shares.

 The executive director has opted to participate in the CIP in 2015.

 Details of the transaction are provided below:

| | |
|---|---|
| Name of director | KC Ramon |
| Name of company | AngloGold Ashanti Limited |
| Date of transaction | 05 March 2015 |
| Nature of transaction | On-market purchase of shares |
| Class of security | Ordinary shares |
| Number of shares | 3,104 |
| Average price of shares purchased | R124.29 |
| Lowest price of shares purchased | R124.09 |
| Highest price of shares purchased | R124.46 |
| Value of shares purchased including brokerage and other fees | R388,094.18 |
| Nature and extent of director's interest | Direct Beneficial |

19 March 2015

Johannesburg

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

## Contacts

Media

| | | |
|---|---|---|
| Chris Nthite | +27 (0) 11 637 6388/+27 (0) 83 301 2481 | cnthite@anglogoldashanti.com |
| Stewart Bailey | +27 81 032 2563 / +27 11 637 6031 | sbailey@anglogoldashanti.com |
| General inquiries | | media@anglogoldashanti.com |

Investors

| | | |
|---|---|---|
| Stewart Bailey | +27 81 032 2563 / +27 11 637 6031 | sbailey@anglogoldashanti.com |
| Sabrina Brockman (US & Canada) | +1 (212) 858 7702 / +1 646 379 2555 | sbrockman@anglogoldashanti.com |
| Fundisa Mgidi (South Africa) | +27 11 6376763 / +27 82 821 5322 | fmgidi@anglogoldashanti.com |

## AngloGold Ashanti Limited

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


AngloGold Ashanti Limited

Date: March 19, 2014

By:      /s/ M E SANZ PEREZ
Name:    M E Sanz Perez
Title:   EVP: Group Legal, Commercial & Governance